                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                                 PRESSTEK, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 741113  10  4
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                                 (CUSIP Number)

                            RUSSELL H. HARBAUGH, JR.
                  CONNER & WINTERS, A PROFESSIONAL CORPORATION
                   2400 FIRST PLACE TOWER, 15 EAST 5TH STREET
                                TULSA, OK 74103
                                 (918) 586-5694
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              SEPTEMBER 19, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP NO.   741113  10  4                                      PAGE 2 OF 4 PAGES
            -------------

--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            JOHN T. OXLEY

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   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [ ]

--------------------------------------------------------------------------------
   3        SEC USE ONLY


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   4        SOURCE OF FUNDS

            N/A

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
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                      7  SOLE VOTING POWER
  NUMBER OF
                         -0-
   SHARES             ----------------------------------------------------------
                      8  SHARED VOTING POWER
BENEFICIALLY
                         -0-
  OWNED BY            ----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER
    EACH
                         -0-
  REPORTING           ----------------------------------------------------------
                      10 SHARED DISPOSITIVE POWER
   PERSON

    WITH                 -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------
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                                 SCHEDULE 13D

CUSIP NO. 741113 10 4                                    PAGE 3 OF 4 PAGES
          -----------

                            SCHEDULE 13D STATEMENT
                            ----------------------

       This statement constitutes Amendment No. 4 to the Schedule 13D (the "Schedule 13D") of Mr. John T. Oxley (the "Reporting Person") with respect to the common stock, par value $.01 per share (the "Common Stock") of Presstek, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 4 is being filed to report the death of the Reporting Person on September 19, 1996.

                          ITEM 1. SECURITY AND ISSUER
                          ---------------------------

       This Schedule 13D relates to the Common Stock, par value $.01 per share of the Issuer whose principal executive offices are located at 8 Commercial Street, Hudson, New Hampshire 03051.


                        ITEM 2. IDENTITY AND BACKGROUND
                        -------------------------------

  (a)  Name:   John T. Oxley

  (b)  Business Address:  One West 3rd Street
                          Williams Center Tower I
                          Suite 1305
                          Tulsa, OK 74103

  (c)  N/A

  (d)  N/A

  (e)  N/A

  (f)  N/A


           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           ---------------------------------------------------------

       N/A

                         ITEM 4. PURPOSE OF TRANSACTION
                         ------------------------------

       N/A


                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                  --------------------------------------------

       N/A
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                                 SCHEDULE 13D
                                 ------------

CUSIP NO. 74113 10 4                                 PAGE 4 OF 4 PAGES
          ----------

              ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              --------------------------------------------------
              RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
              ------------------------------------------------------

       N/A

                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

       N/A


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      THE JOHN T. OXLEY ESTATE

                                      By:  /s/ JOHN C. OXLEY
                                         ----------------------------------
                                           JOHN C. OXLEY, EXECUTOR

Date:  FEBRUARY 20, 1997